FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
January 9, 2019

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Acquired One Of The Largest Cloud Service Providers In Russia

January 9, 2019

Moscow, Russian Federation — MTS PJSC (“MTS” — NYSE: MBT; MOEX: MTSS), the leading Russian telecommunications operator and digital service provider in Russia, acquired 100% of the share capital of IT-Grad 1 Cloud LLC, one of the largest cloud providers on the Russian IaaS market. MTS bought the company, which holds all IT-Grad group’s cloud assets, through its Dutch subsidiary Vostok Mobile B.V. from a group of private investors for a total of RUB 2,491 mln, including net debt.

The IT-Grad group of companies has been developing its cloud-based solutions business since 2008, providing services to large corporate clients under its own brand, as well as to small and medium-sized enterprises under the 1cloud brand. IT-Grad utilizes its own equipment located in TIER III data centers in Moscow, St. Petersburg and Almaty (Kazakhstan).

Valery Shorzhin,VP, Digital Business Solutions, MTS, commented:

“MTS is rapidly strengthening its presence in the Russian cloud services space. The market is growing 30% annually and is one of the most promising IaaS segments. In addition to developing our own cloud platform and regularly launching innovative services, our continued expansion is supported by a series of strategic M&A deals. We have recently acquired Avantage, one of the largest data centers in Russia, and by acquiring IT-Grad 1 Cloud LLC, we have added one of the country’s leading cloud service providers to our portfolio. This transaction greatly improves MTS’s capability in the cloud market. Moreover, having our own data centers and data transmission channels will ensure cost optimization through consolidation of equipment at our sites. The synergies achieved will increase the efficiency of #CloudMTS and allow us to offer our clients new and unique services.”

About cloud provider #CloudMTS

MTS provides cloud services under #CloudMTS brand through ten data centers, connected by their own backbone communication channels. Stratified architecture using VMware solutions secures #CloudMTS’s uninterrupted operation and increases fault tolerance. In 2018, new cloud services for business customers, including postal services, storage and exchange of corporate information as well as a dedicated platform for handling personal data, were added to the existing IaaS services (Elastic Cloud, backup and processing of Big Data in the cloud). In addition, our clients now have the opportunity to use Microsoft Azure Stack products for the first time through the #CloudMTS platform.

More about IT-Grad’s cloud business

IT-Grad is the pioneer VMware service provider in Russia and the CIS. In addition to basic services (virtual data centers, hybrid clouds and backup), corporate clients can now rent NetApp virtual storage systems, create virtual data centers to accommodate PCI DSS certified systems, store and process personal data in accordance with legislative requirements alongside other SaaS, PaaS and DaaS services, including a solution for collaborative software development. Through 1cloud, small and medium-sized businesses can quickly deploy cloud infrastructure using an automated control panel.

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS), the leading telecommunications group in Russia and the CIS, provides a range of mobile, fixed-line and digital services. We serve over 100 million mobile subscribers in Russia, Ukraine, Armenia, and Belarus, and about 9 million customers of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: January 9, 2019